

Mail Stop 3720

March 13, 2008

Mr. Alfonso Maza
Satelites Mexicanos, S.A. de C.V.
Chief Financial Officer
Rodolfo Gaona No. 86
Col. Lomas de Sotelo
11200 Mexico, D.F.
Mexico

> **Re:** **Satelites Mexicanos, S.A. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 16, 2007**
> **File No. 333-08880**

Dear Mr. Maza:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director